1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
WILLIAM J. BIELEFELD william.bielefeld@dechert.com +1 202 261 3386 Direct +1 202 261 3333 Fax

November 9, 2022

VIA EDGAR

Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	PIMCO Flexible Real Estate Income Fund (the “Fund”)

File Nos. 333-262575 and 811-23779

Dear Ms. Dubey:

You previously communicated the Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments on Fund’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”), as filed on October 19, 2022. The below responses will be reflected, to the extent applicable, in Pre-Effective Amendment No. 4 (“PEA 4”) to the Fund’s Registration Statement or in additional pre-effective amendments to be filed subsequently. The Staff’s comments, along with the Fund’s responses, are set forth below. Undefined capitalized terms used herein have the same meaning as in the Fund’s October 19, 2022 registration statement. All references to “Fund” refer only to the Fund, unless noted otherwise.

Prospectus Summary – Principal Investment Strategies (page 1)

Comment 1: Please disclose that investments included in the Fund’s 80% policy will be in an issuer that either invests 50% or more of its assets in real estate or derives at least 50% of its revenue from real estate, or is classified as a real estate company or an issuer engaged in the real estate industry according to an independent classification system. In the disclosure, please include a reference to accepted industry classification standards in the Fund’s 80% policy and provide information regarding the industry classifications.

Response: The Fund will include the below language in PEA 4: .

Investments included in the Fund’s 80% policy will be in an issuer that either invests 50% or more of its assets in real estate or derives at least 50% of its revenue from real estate, or is classified as a real estate company or an issuer engaged in the real estate industry according to an independent classification

Anu Dubey November 9, 2022 Page 2

system, such as Standard Industrial Classification Codes or Global Industry Classification Standard, which are each methods for assigning a company to a specific economic sector and industry group that best defines its business operations.

Comment 2: Please describe the risks of investing in private real estate investment funds.

Response: Comment accepted. The requested change will be reflected in PEA 4. In light of this new disclosure, the Fund has considered whether it would be appropriate to include acquired fund fees and expenses (“AFFE”) in the fee table in PEA 4. Based on the current expectations related to these types of investments, the Fund currently does not expect AFFE to exceed 0.01% of net assets and therefore has not included disclosure related to AFFE in the fee table. The Fund is aware of the Form N-2 requirements related to AFFE and will update its disclosure in the future, as necessary.

Comment 3: Please describe the principal investment strategies of the private real estate investment funds in which the fund will invest.

Response: Comment accepted. The requested change will be reflected in PEA 4.

Comment 4: Please describe the exemption from registration to be relied upon by the private real estate investment funds in which the fund will invest.

Response: The Fund expects that the private real estate investment funds that it will invest in will rely on either Section 3(c)(7) or 3(c)(5)(C) of the 1940 Act.

Prospectus Summary – Joint Venture Risk (page 8)

Comment 5: Please delete the word “generally” in the following sentence: “Joint ventures entered into by the Fund would generally only include arrangements in which the Fund does not primarily control the joint venture.”

Response: Comment accepted. The requested change will be reflected in PEA 4.

Statement of Additional Information

Comment 6: Please update the Statement of Additional Information disclosure related to Rule 18f-4 to reflect that the implementation date for the rule has passed.

Response: Comment accepted. The requested change will be reflected in PEA 4.

Anu Dubey November 9, 2022 Page 3

Summary of Fund Expenses – Annual Fund Operating Expenses (page 14)

Comment 7: Please confirm that there are no other expenses outside of the expense cap that should be included in the other expenses line item in the fee table.

Response: The Fund confirms that there are no other expenses outside of the expense cap that should be included in the other expenses line item in the fee table.

Financial Statements (page 92)

Comment 8: The next filing will make seed financials over 90 days old. Please provide either audited or unaudited financials as of a more recent date in accordance with Rule 3-18 of Regulation S-X.

Response: Comment accepted. Unaudited financials as of a more recent date will be provided in PEA 4 in addition to the audited financial statements included with PEA 3.

Financial Statements – Notes to Financial Statements (page 95)

Comment 9: Please explain why the treatment of organizational expenses is not included in the Notes to Financial Statements. This information should be included in the footnotes moving forward.

Response: The Fund will add the following language regarding the treatment of organizational expenses to the Notes to Financial Statements:

Prior to the initial effective date of the Fund’s registration statement on Form N-2, the Manager will reimburse the Fund for all organizational expenses until such effective date.

Comment 10: Please align the Expense Limitation Agreement language in the Notes to Financial Statements with the Expense Limitation Agreement language in footnote 7 to the Annual Fund Operating Expenses table.

Response: Comment accepted. The requested change will be reflected in PEA 4.

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We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (202) 261-3386 if you wish to discuss this correspondence further.

Anu Dubey November 9, 2022 Page 4

Sincerely,

/s/ William J. Bielefeld

William J. Bielefeld

cc:	Ryan Leshaw, Pacific Investment Management Company LLC
Wu-Kwan Kit, Pacific Investment Management Company LLC
Adam Teufel, Dechert LLP
Douglas P. Dick, Dechert LLP